January 6, 2016

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549−4628
Attention: Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining

Re:      Alamos Gold Inc. (the “Company”)
Form 40−F for the Fiscal Year Ended December 31, 2014
Filed: March 31, 2015
Form 6-K dated August 12, 2015
File No. 001−35783

Dear Ms. Jenkins:

This letter is in response to your letter, dated December 22, 2015 (the “Letter”), with respect to the Form 6-K of Alamos Gold Inc. (the “Company”) dated August 12, 2015 and the Company’s Form 40-F for the fiscal year ended December 31, 2014 filed on March 31, 2015. For convenience, the text of the comments in the Letter has been duplicated below in italics preceding the Company’s response.

1.
We understand from your press release on July 2, 2015 that Alamos Gold Inc. (“Alamos”) and AuRico Metals Inc. (“AuRico Metals”) announced the completion of the merger of Alamos Gold Inc. (“Former Alamos”) and AuRico Gold Inc. (“Former AuRico”). Upon closing, Alamos has approximately 255,505,000 Class A Shares outstanding with Former Alamos and Former AuRico shareholders each owning approximately 50% and AuRico Metals has approximately 118,120,000 shares outstanding with Former Alamos and Former AuRico shareholders each owning approximately 50% of the shares not held by Alamos. However, according to your earnings call transcript dated August 12, 2015, you indicated that “…though your transaction was structured as a merger of equals…accounting rules require that an acquirer be determined. AuRico was determined to be the acquirer for accounting purposes, which means that AuRico’s financial statement will continue and form the basis for the newly merged Alamos’ go-forward financial results…” Please tell us the basis you used to determine that AuRico is the accounting acquirer and provide the accounting literature that supports your review.

Please also tell us how you accounted for the merger and which company is considered to be the predecessor for financial reporting purposes.

Alamos Gold Inc.
130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5
Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801
www.alamosgold.com

Response

The Company determined that the merger was a business combination in accordance with the definition in IFRS 3, Business Combinations, and as such has accounted for the transaction in accordance with this standard. Former AuRico was determined to be the accounting acquirer on the acquisition date of July 2, 2015, as discussed further below. As a result, the financial statements of Former AuRico are the predecessor financial statements for financial reporting purposes of the combined company.

Accounting Guidance:
The Company applied the guidance in IFRS 3 to determine the acquirer for accounting purposes. Paragraphs 6 and 7 of IFRS 3 contain the following guidance regarding the identification of the acquirer:
6. For each business combination, one of the combining entities shall be identified as the acquirer.
7. The guidance in IFRS 10 shall be used to identify the acquirer — the entity that obtains control of another entity, i.e. the acquiree. If a business combination has occurred but applying the guidance in IFRS 10 does not clearly indicate which of the combining entities is the acquirer, the factors in paragraphs B14–B18 shall be considered in making that determination.
The Company noted that IFRS 3 references the guidance in IFRS 10 to determine the acquirer for accounting purposes in a business combination. While Former AuRico issued shares and is the legal acquirer of Former Alamos, as noted below given the relative ownership interests of the two shareholder groups, it was concluded that the guidance in IFRS 10 did not provide a definitive conclusion as to who the acquirer was. As a result, additional guidance in IFRS 3 regarding the identification of the acquirer was considered, as follows:
B15. In a business combination effected primarily by exchanging equity interests, the acquirer is usually the entity that issues its equity interests. However, in some business combinations, commonly called 'reverse acquisitions', the issuing entity is the acquiree. Paragraphs B19–B27 provide guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances shall also be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including:

(a)
the relative voting rights in the combined entity after the business combination — The acquirer is usually the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants or convertible securities.

(b)
the existence of a large minority voting interest in the combined entity if no other owner or organised group of owners has a significant voting interest — The acquirer is usually the combining entity whose single owner or organised group of owners holds the largest minority voting interest in the combined entity.

(c)
the composition of the governing body of the combined entity — The acquirer is usually the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

(d)	the composition of the senior management of the combined entity — The acquirer is usually the combining entity whose (former) management dominates the management of the combined entity.

(e)
the terms of the exchange of equity interests — The acquirer is usually the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

B16. The acquirer is usually the combining entity whose relative size (measured in, for example, assets, revenues or profit) is significantly greater than that of the other combining entity or entities.
B17. In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities.

Discussion:
We believe that the criteria in IFRS 3.B15 [issuance of equity interests], B15(a) [voting rights], B15(b) [large minority interest], B17 [initiator of the transaction], and B15(e) [premium paid] are inconclusive:

•
B15 / B15(a) - Former AuRico issued equity interests and Former AuRico’s shareholders retained more than 50% of the shares of the merged company which supports the conclusion that Former AuRico is the acquirer, however the difference is insignificant (50.1% Former AuRico, 49.9% Former Alamos).

•
B15(b) – Not applicable. The only 10%+ shareholder of both companies is Van Eck, which held both Former Alamos and Former AuRico shares for the benefit of the Van Eck gold exchange traded fund (ETF). While a significant shareholder in the combined entity, because Van Eck was a significant shareholder in each of the combining entities, we do not believe this supports either party as the acquirer.

•	B17 – Both parties have engaged in discussions over a two-year period, and therefore it is not clear which party initiated the merger.

•
B15(e) – Based on the closing trade prices for both entities at the announcement date, and given the fact that ultimately both Boards concluded as to the fairness of the announced exchange ratio, the actual closing trading prices were considered to be the only relevant measure of whether there was a ‘premium paid’ and such prices indicated that neither entity paid a premium for the other.

In addition to the factors above which we have determined to be inconclusive, the other factors contemplated by IFRS 3 for use in the determination of the acquirer are analyzed as follows:
B16. The acquirer is usually the combining entity whose relative size (measured in, for example, assets, revenues or profit) is significantly greater than that of the other combining entity or entities.
The following is a summary of the relevant factors, when considering the relative sizes of these mining companies:

Factor	Former AuRico	Former Alamos	Neutral
Historical (2013-2014)
Cash		X
Assets	X
Revenue	X
Net income		X
Cash flow from operations	X
Production	X
2015-2016
Revenue	X
Cash flow from operations	X
Production	X
Reserves & Resources
Reserves	X
Resources	X
Reserves, excluding Kemess			X
Resources, excluding Kemess[1]		X
Other
Market capitalization			X
Market capitalization, excluding Kemess[1]		X
Enterprise value	X

Based on the above analysis, we believe the size test favors Former AuRico as the acquirer, as it was the larger entity at the time of the transaction.
B15(d) The composition of the senior management of the combined entity
Subsequent to the merger, the key members of the management team of the Company were comprised of the Former Alamos Chief Executive Officer (CEO), Former AuRico Chief Operating Officer (COO), and Former Alamos Chief Financial Officer (CFO). Other members of management were comprised of 4 Former Alamos executives (VP, Human Resources, VP, Corporate Development, VP, Finance and VP, Construction and Development), and two Former AuRico executives (SVP, Technical Services and SVP, Mexico). The Board of Directors has delegated the authority to appoint and terminate members of management to the CEO, for all executives other than the COO and CFO. The latter executives are appointed and terminated by the Board of Directors.
Due to the executive team of the merged company being primarily comprised of Former Alamos management, we believe that this criterion is in favour of Former Alamos being the acquirer. However, for reasons noted below, we believe this criterion is less persuasive than the Chairman’s casting vote at the Board of Directors, which was held by the Former AuRico Chairman at the time of the transaction.
B15(c) The composition of the governing body of the combined entity
As described in By-law Number 1 contained as a schedule to the Plan of Arrangement, the Chairman of the Board (being the Former AuRico Board Chairman) was granted a second or casting vote under the by-laws of the new merged company. The casting vote is limited only to the extent that the By-law provides that for a two year period following the Plan of Arrangement, the removal, failure to reappoint or modification of the employment terms of the CEO must be approved by 2/3 of the Company’s disinterested directors. The Chair’s casting vote continues in perpetuity. Control of an entity is premised on having the power to direct the relevant activities without the co-operation of others. The mandate of the Board governs all aspects of the strategic, operating and financing decisions by the entity. The Board is responsible for approving annual operating and capital budgets, acquisitions, divestitures, financings, changes to life of mine plans, etc. The casting vote held by the Former AuRico Chairman is indicative of greater control by Former AuRico and, combined with other factors discussed below, results in Former AuRico being the acquirer for accounting purposes.
As described in the Alamos Board mandate, the Board has responsibilities for:

•	hiring a Chief Executive Officer (the “CEO”) and other senior officers who it believes will act with integrity and create a culture of ethical business conduct throughout the Group

•
adopting a strategic planning process and approving annually (or more frequently if appropriate) a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Company;

•	overseeing the identification of the principal risks of the business of the Company and overseeing the implementation of appropriate systems to manage these risks;

•	overseeing the integrity of the internal control and management information systems of the Company;

•	succession planning, including (with assistance from the CEO) appointing, training, monitoring and replacing the senior officers of the Company;

•	ensuring that the Company operates at all times within applicable laws and regulations and to the highest ethical standards;

•	approving and monitoring compliance with significant policies and procedures by which the Company is operated;

•	developing strong corporate governance policies and procedures for the Company;

•
ensuring the Company has in place a disclosure policy to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally and receive shareholder feedback;

•	ensuring that the Company’s financial results are reported fairly and in accordance with generally accepted accounting standards;

•	ensuring the timely reporting of any other developments that have a significant and material impact on the value of the Company; and

•
determining whether any members of the Company’s audit committee are “audit committee financial experts” as such term is defined in the rules and regulations of the United States Securities and Exchange Commission.

The Former AuRico and Former Alamos Board mandates contained similar lists of responsibilities.
While the appointment of the CEO is important, it is secondary to the casting vote at the Board level, given the Board’s overall responsibility for supervising the management of the business and affairs of the merged company. Management’s authority is limited by the powers and approvals of the Board - they can only make recommendations to the Board and can only make decisions in respect of day-to-day activities within the confines of the budgets that have been approved by the Board.
The terms of the merger were negotiated to provide control at the management level to Former Alamos and control at the Board level to Former AuRico. Therefore, the determining factor is then whether control at the Board level is more important than that at the management level.
Directors are appointed by an entity’s shareholders and they have a fiduciary duty to serve all shareholders. However, the guidance in IFRS 3.B15-B17 specifically focuses on assessing which “shareholder group” retained or received the larger portion of the voting rights in the combined entity, and the casting vote held by the Former AuRico appointed Chairman of the Board is clearly the most relevant and significant factor in making that determination.
Paragraph BC93 in the Basis for Conclusions of IFRS 3 makes it clear that the overarching principle in IFRS 3 is that the acquirer is the combining entity that obtains control of the other combining entities or businesses. That paragraph also explains that using the control concept as the basis for identifying the acquirer is consistent with using the control concept in IAS 27, Consolidated and Separate Financial Statements, as it provides the basis for establishing the existence of a parent-subsidiary relationship. Paragraph BC95 further notes that determining which of the combining entities has the power to govern the financial and operating policies of the other is fundamental to identifying the acquirer.
While IFRS 10, Consolidated Financial Statements, became effective in 2013 and establishes a new control model, we note for most entities governed by voting rights, power (and thus the control conclusion) is still generally dictated by the governance of the financial and operating policies of the investee.
Under the former IAS 27 (prior to the issuance of IFRS 10), in assessing the power to govern, we noted from the 9th edition of KPMG’s Insights to IFRS that control over the Board is the indicator of control, not management of day-to-day activities. The guidance included in the 9th edition of KPMG’s Insights into IFRS was the final guidance on the former IAS 27, prior to the effective date of IFRS 10.
2.5.60 Management versus governance
2.5.60.10 In assessing the power to govern it is necessary to distinguish between the management of the operations and their control. A manager does not have control of an entity simply by virtue of running the daily operations, which it does so only within the financial and operating policy framework established by another entity. Although IAS 27 is silent on this issue, this view is clarified in respect of the accounting for joint ventures (IAS 31.12).
This concept is also illustrated in the context of IFRS 10 in the following example contained in the 11th edition of KPMG’s Insights to IFRS:
2.5.60.40 Company X is a furniture manufacturer and retailer that is listed on a securities exchange, where its shares are widely traded. X has a full range of activities that significantly affect its returns, including: decisions about capital additions to production facilities, decisions on financing agreements, decisions on the product range, selection of suppliers and production schedules, and decisions on pricing. The overall decision making is done by key management personnel, who are appointed by the board of directors. The board is appointed by the shareholders at each year's annual general meeting.
2.5.60.50 In this example, an in-depth analysis of relevant activities is not required, because the ultimate direction of all activities is decided by the board of directors - i.e. by approving decisions made by management - who are appointed by the shareholders at the annual general meeting.

Conclusion:
In summary, the factors noted in IFRS have been assessed as follows:

Factor	Former AuRico	Former Alamos	Neutral
B15 In a business combination effected primarily by exchanging equity interests, the acquirer is usually the entity that issues its equity interests			X
B15(a) relative voting rights in the combined entity after the business combination			X
B15(b) existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest			X
B15(c) the composition of the governing body of the combined entity	X
B15(d) the composition of the senior management of the combined entity		X
B15(e) the terms of the exchange of equity interests			X
B16 The acquirer is usually the combining entity whose relative size (measured in, for example, assets, revenues or profit) is significantly greater than that of the other combining entity or entities	X
B17 In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities.
X

While the above assessment does not necessarily result in a clear indication that either party is the acquirer, two of the factors favor Former AuRico (size, composition of Board), while only one favors Former Alamos (composition of management). The remaining factors are neutral between the two companies. As outlined above, our view is that control over the Board is the more persuasive factor than control over management, and therefore AuRico was determined to be the acquirer for accounting purposes.

We also acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to the undersigned at (416) 368-9932.

Sincerely,

Alamos Gold Inc.

By: /s/ James Porter
Name: James Porter
Title: Chief Financial Officer

c.c.:     John McCluskey, Chief Executive Officer, Alamos Gold Inc.
Greg Fisher, Vice President, Finance, Alamos Gold Inc.
Paul Murphy, Chair of the Board of Directors, Alamos Gold Inc.
Ronald Smith, Director and Audit Committee Chair, Alamos Gold Inc.
David Oldham, KPMG